Exhibit 99.1

SANDSTORM GOLD LTD.

and

PREMIER ROYALTY INC.

and

VALIANT TRUST COMPANY

SUPPLEMENTAL WARRANT INDENTURE

As of October 4, 2013

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of October 4, 2013

A M O N G:

SANDSTORM GOLD LTD.,

a corporation incorporated under the laws of

the Province of British Columbia

(hereinafter called “Sandstorm”)

A N D

PREMIER ROYALTY INC.,

a corporation incorporated under the laws of

the Province of Ontario

(hereinafter called “Premier Royalty”)

A N D

VALIANT TRUST COMPANY,

a trust company existing under the laws of

Canada

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A. The Warrant Agent, Premier Royalty Corporation and Premier Royalty executed a Warrant Indenture (the “Warrant Indenture”) dated as of December 4, 2012 providing for the issue of up to 8,691,004 Warrants (as defined in the Warrant Indenture);

B. Premier Royalty Corporation and Premier Royalty amalgamated with effect as of July 1, 2013;

C. Sandstorm and Premier Royalty completed a plan of arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “OBCA”) which resulted in each common share of Premier Royalty being exchanged for 0.145 of a common share of Sandstorm (each whole common share of Sandstorm, a “Sandstorm Share”), effective October 4, 2013;

D. Pursuant to the Arrangement, effective October 4, 2013, each Warrant will entitle the holder thereof to receive, upon exercise in accordance with the terms thereof, in lieu of the number of common shares of Premier Royalty otherwise issuable upon exercise under the Warrant Indenture, 0.145 of a Sandstorm Share;

E. For greater certainty, each Warrant shall continue to be exercisable at a price of $2.00 at any time prior to 5:00 p.m. (Toronto time) on December 4, 2016, all upon the terms and conditions set forth in the Warrant Indenture;

F. Subsection 9.01 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture;

F. As a result of the Arrangement, Subsection 4.01(d) of the Warrant Indenture requires Sandstorm to execute an indenture supplemental to the Warrant Indenture evidencing adjustments as a result of the application of that section to the Arrangement and the assumption by Sandstorm of the due and punctual observance and performance of all of the covenants and obligations of Premier Royalty under the Warrant Indenture;

G. The foregoing recitals are made as representations of Sandstorm and not by the Warrant Agent; and

H. The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1. This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2. On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, “this Warrant Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3. Pursuant to the Arrangement, effective October 4, 2013, each Warrant will entitle the holder thereof to receive, upon exercise in accordance with the terms thereof and payment of the amount of $2.00, in lieu of the number of Premier Royalty Common Shares otherwise issuable upon exercise under the Warrant Indenture, 0.145 of a Sandstorm Share, subject to adjustment.

4. Sandstorm hereby assumes the due and punctual performance and observance of all of the covenants and obligations of Premier Royalty under the Warrant Indenture, as amended hereby, and Sandstorm and the Warrant Agent hereby release Premier Royalty from its obligations under the Warrant Indenture (other than obligations relating to the period prior to the date hereof) and Premier Royalty shall no longer be bound by any of the covenants, terms or conditions of the Warrant Indenture (other than obligations relating to the period prior to the date hereof).

5. The adjustment provisions of Article 4 of the Warrant Indenture shall hereafter and prior to the Expiry Date apply to events with respect to Sandstorm Shares and not the Premier Royalty Common Shares. Any such adjustments will apply to successive Capital Reorganizations.

6. The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and Sandstorm hereby confirms the Warrant Indenture in all other respects.

7. This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns.

8. This Supplement Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

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IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

SANDSTORM GOLD LTD.

c/s

Per: _“David Awram”______________________

Authorized Signing Officer

PREMIER ROYALTY INC.

c/s

Per: _“Abraham Drost”____________________

Authorized Signing Officer

VALIANT TRUST COMPANY

c/s

Per: _“Tara Bouchard”_____________________

Authorized Signing Officer

c/s

Per: _“Jodie Hansen”______________________

Authorized Signing Officer